Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, March 31, 2021

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Av. Libertador Bernardo O´Higgins 1449

Ref.:	Annual Shareholders’ Meeting Invitation.

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 of the Securities Market Law, and in the General Rule No. 30, duly authorized by the Board as of today, I inform the Financial Market Commission of the following as a material fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”):

The Company’s Board of Directors met on March 30, 2021, and agreed to schedule the Company’s Annual Shareholders’ Meeting (the “Meeting”) for April 20, 2021, at 3pm, in Camino a Lampa 9978, Santiago, which will be carried out remotely, exclusively in digital format as detailed below, with the objective of deciding upon the following resolutions:

1.	Annual Report, Balance Sheet and Financial Statements for the year 2020; situation of the Company; and respective External Audit Firm’s report
2.	Election of the Board of Directors
3.	Board Compensation for the 2021 Fiscal Year
4.	Compensation and budget of the Audit Committee for the 2021 Fiscal Year
5.	Appointment of the External Auditing Firm
6.	Appointment of the Risk Rating Agencies
7.	Determination of the newspaper for publications to be made by the Company
8.	Account of transactions with related parties
9.	Other matters of corporate interest within the purview of the General Shareholder´s Meeting

Those shareholders inscribed in the Shareholder Registry as of midnight on the fifth business day prior to the Meeting, midnight of April 14, 2021, will have the right to participate in the Meeting and to exercise their right to speech and vote.

The Annual Shareholders’ Meeting will be remote, carried out exclusively in digital format, implementing the use of technology as the only mechanism for participating in and voting at the Meeting, in order to avoid exposure to COVID-19 for those in attendance. Any shareholder, or their representative, interested in participating, should pre-register by 6pm the day before the Meeting at https://autenticacion.dcv.cl/ or send an email to juntaslatam@latam.com expressing interest in participating in the Shareholders’ Meeting, attaching a scanned copy of their identity card on both sides, the power of attorney form (if necessary), and the participation form. The rest of the required documentation and detailed information on how to register, participate and vote in the remote Annual Shareholders’ Meeting, along with other relevant information will be published on the Company’s website, www.latamairlinesgroup.net.

The official invitation notices will be published in La Tercera, a Santiago newspaper, on April 5, 13 and 15, 2021.

Shareholders can obtain a copy of the resolutions and agenda items to be decided upon in the Annual Shareholders’ Meeting at the Company’s website, www.latamairlinesgroup.net, as of April 5, 2021. Furthermore, all shareholders who wish to obtain a copy of the aforementioned documents can contact the Company’s Investor Relations department via email at InvestorRelations@latam.com or via telephone at +56225658785 as of April 5, 2021, in order to do so. Information related to the designation of the external auditing firm for the fiscal year 2021 to be proposed at the Annual Shareholders’ Meeting will also be available alongside these documents.

Sincerely yours,

Juan Carlos Menció

Vicepresidente Legal

LATAM Airlines Group S.A.